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                                                                      EXHIBIT 17

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

                     COUNTY DEPARTMENT, CHANCERY DIVISION


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GERSHON KNOLL,

                            Plaintiff,

               - against -                      No. 97CH1411

RICHARD T. FARMER, PAUL D. SCHRAGE,             CLASS ACTION COMPLAINT
DONALD W. BRINKMAN, MARCIA E. WILLIAMS,         ----------------------
W. GORDON WOOD, RUSSELL A. GWILLIM,
EDGAR D. JANNOTA, KARL G. OTZEN, and
SAFETY-KLEEN, CORP.,                            JURY TRIAL DEMANDED
                                                -------------------

                            Defendants.
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     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

     1. Plaintiff brings this action pursuant to Section 2-801 of the Illinois Code of Civil Procedure, 735 ILCS 5/2-001, on his behalf and as a nationwide class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Safety-Kleen, Corp., ("Safety-Kleen" or the "Company").

     2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

     3. Safety-Kleen is a corporation duly organized and existing under the laws of the State of Wisconsin. The Company provides parts and cleaning services to vehicular, industrial and related markets, provides grease filters, cleaning equipment, and other supplies to restaurants and provides supplies, materials and services to the automotive paint and body
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repair market.  Safety-Kleen maintains it principal executive offices at 1000
North Randall Road, Elgin, Illinois.

     4. Defendant Donald W. Brinkman ("Brinkman") is Chief Executive Officer and the Chairman of the Company's Board of Directors.

     5.  Defendant Richard T. Farmer ("Farmer") is a director of the Company.

     6.  Defendant Paul D. Schrage ("Schrage") is a director of the Company.

     7.  Defendant Marcia E. Williams ("Williams") is a director of the Company.

     8.  Defendant W. Gordon Wood ("Wood") is a director of the Company.

     9.  Defendant Russell A. Gwillim ("Gwillim") is a director of the Company.

     10.  Defendant Edgar D. Jannotta ("Jannotta") is a director of the Company.

     11.  Defendant Karl G. Otzen ("Otzen") is a director of the Company.

     12. Defendants Farmer, Schrage, Brinkman, Williams, Wood, Gwillin, Jannotta and Otzen are sometimes collectively referred to herein as the "Individual Defendants."

     13. The Individual Defendants, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders, whose fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's minority shareholders. Said defendants owed the public shareholders of Safety-Kleen the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

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                           CLASS ACTION ALLEGATIONS
                           ------------------------

     14. Plaintiff brings this action on his own behalf and as a nationwide class action, pursuant to Section 2-801 of the Illinois Code of Civil Procedure, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     15.  This action is properly maintainable as a class action.

     16. The class is so numerous that joinder of all members is impracticable. As of June 14, 1997, there were approximately 50,273,410 shares of Safety-Kleen common stock outstanding, owned by shareholders located throughout the country.

     17. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are unlawfully impeding a takeover attempt and improperly seeking to entrench themselves in their own positions at the expense of the public stockholders of Safety-Kleen;
(c) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

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     18.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     19. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     20. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                               CLAIM FOR RELIEF
                               ----------------

     21. On August 6, 1997, the Company announced that it was considering strategic alternatives, including the possible sale of the Company. The Company also announced that it had retained William Blair & Co. to advise it regarding its strategic options.

     22. On November 4, 1997, Laidlaw Environmental Services, Inc. ("Laidlaw"), announced a $.0 billion hostile bid for Safety-Kleen. Laidlaw is controlled by its majority shareholder Laidlaw Inc. Under the terms of the proposed transaction, Laidlaw will offer $14 in cash and 2.4 Laidlaw shares for each of Safety-Kleen's outstanding common shares. Additionally, Laidlaw will assume approximately $300 million of Safety-Kleen debt. If the proposed transaction is consummated, Laidlaw Inc. will own approximately 39 percent of the successor corporation.

     23. Each share of Safety-Kleen common stock is valued at $26 per share. Laidlaw's offer represents an 18 percent premium to the closing price of the Company's

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stock on the last trading day before Laidlaw's offer was announced and a
46 percent premium to the Company's stock price from when the Company was put into play.

     24. On November 5, 1997, the Wall Street Journal reported that "Laidlaw Environmental said it sought meetings on several occasions with Safety- Kleen and its advisers to discuss a possible merger, but was rebuffed after refusing to agree not to make its offer public without first getting the support of Safety-Kleen." The news article also stated that "We feel Safety-Kleen has suggested it's up for sale...and under those circumstances we wanted the opportunity to present our offer to the shareholders of Safety-Kleen, said James Bullock, president and Chief Executive at Laidlaw, Inc.

     25. Defendants, however, refused to fulfill their fiduciary duties to Safety-Kleen's public shareholders and immediately begin good faith negotiations with Laidlaw. Instead, as reported by the Wall Street Journal, a spokesman for Safety-Kleen stated that it would "consider Laidlaw Environmental's proposal, along with those of others and other strategic alternatives." The news article continued: "A spokesman declined to identify any other bidders. She said Safety-Kleen is considering a sale of all or part of the Company or a share repurchase program."

     26. The Individual Defendants have refused to negotiate with Laidlaw in order to protect their own substantial salaries, and pre-requisites and to entrench themselves in their positions of authority and control with the Company. Instead of fulfilling their fiduciary duties to the public shareholders of Safety-Kleen by immediately beginning negotiations with Laidlaw to maximize shareholder value, defendants have adopted a course of delay in order to protect their own interests.

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     27.  Defendants' refusal to negotiate has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Laidlaw is prepared to pay or the enhanced premium which further negotiation could secure.

     28. Moreover, defendants have refused to take those steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of Safety-Kleen stock. Defendants have refused to seriously consider the pending Laidlaw offer, and have not announced their intention to conduct an active auction or to establish an open bidding process in order to maximize shareholder value in selling the Company.

     29. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public shareholders of Safety-Kleen.

     30. By virtue of the acts and conduct alleged herein the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Safety-Kleen and thereby entrench themselves in their offices and positions within the Company. the Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

     31. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Safety-Kleen's assets and businesses and/or have

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been and will be prevented from obtaining a fair and adequate price for their shares of Safety-Kleen's common stock.

     32. By reason of all of the foregoing, each defendant herein has willfully participated in unfair dealing toward the plaintiff and the other members of the Class in breach of the fiduciary duties owed by each of them to the Class.

     33. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to entrench themselves and deprive the Class of the opportunity to maximize the value of their Safety-Kleen holdings either in a transaction with Laidlaw or some other bona fide offer or, all to the irreparable harm of the Class.

     34.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A.  declaring this to be a proper class action;

     B. ordering the individual defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

          1) cooperate fully with any person or entity, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Laidlaw;

          2) undertake an appropriate evaluation of Safety-Kleen's worth as a merger/acquisition candidate;

          3) take all appropriate steps to enhance Safety-Kleen's value and attractiveness as a merger/acquisition candidate;

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          4)  take all appropriate steps to effectively expose Safety-Kleen to the marketplace in an effort to create an active auction for Safety-Kleen;

          5) act independently so that the interests of Safety-Kleen's public stockholder will be protected; and

          6) adequately ensure that no conflicts of interest exist between the Individual Defendants' interest and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Safety-Kleen's public stockholders'

     C. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

     D. preliminary and permanently enjoining defendants from proceeding with any action that will entrench the Individual Defendants to the detriment of maximizing the value to the Company's public shareholders;

     F. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

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     G.  granting such other and further relief as may be just and proper in the premises.

Dated:  November 5, 1997

                                        -------------------------------------
                                        One of the Attorneys for Plaintiff

Stanley D. Bernstein
BERNSTEIN, LIEBHARD & LIFSHITE
274 Madison Avenue
New York, NY 10016
(212) 779-1414

Robert D. Allison
ROBERT D. ALLISON & ASSOCIATES
122 South Michigan Avenue
Suite 1850
Chicago, Illinois 60603
(312) 427-4500
Attorney I.d. 26784

Attorneys for Plaintiff

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